Wolters Kluwer

# PRESS RELEASE

## Wolters Kluwer First-Quarter 2007 Results

*Revenues increased 4% over prior year and ordinary earnings per share grew by 22%*
*Well on track to meet full-year outlook*

**Amsterdam (May 9, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced first-quarter 2007 results showing total revenue growth of 4%, organic revenue growth of 3%, and an increase in ordinary earnings per share of 22%, as the company made a strong start in executing its strategy to accelerate profitable growth.**

**Highlights for the first quarter of 2007 include[1]:**

- Revenues of €847 million, a 4% increase over first-quarter 2006 (€818 million)
- Organic revenue growth of 3% (first-quarter 2006: 1%)
- Ordinary EBITA increased 25% to €158 million (first-quarter 2006: €126 million)
- Ordinary EBITA margin of 19% (first-quarter 2006: 15%)
- Structural cost savings of €37 million (an increase of 32% over the same period in 2006)
- Strong free cash flow of €102 million (first-quarter 2006: €82 million)
- Ordinary diluted EPS increased 22% to €0.30; in constant currencies: €0.32 (an increase of 35% over first-quarter 2006)



**Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's performance over the first quarter of 2007:**

"Our first-quarter results support Wolters Kluwer's goal of accelerating profitable growth to deliver superior value for our shareholders. With both increased revenues and improved organic revenue growth compared to the first quarter of last year, we have achieved a strong start to 2007 and are well on track to meet our 2007 outlook. In particular, we saw record performance in the Corporate Legal Services unit and strong online sales in the Legal, Tax & Regulatory Europe division.

"Throughout the year we will continue to emphasize rigorous execution of our growth strategy worldwide across the company. This strategy focuses on growing our leading positions, capturing key adjacent markets, exploiting global scale and scope, and continuing to institutionalize operational excellence. Each of our divisions has initiatives in place to contribute in all of these areas, focusing on leveraging our deep customer insight and investments to maximize our growth opportunities.

"As announced in March, we reached an agreement on the sale of the Education division. This will enable Wolters Kluwer to return value to our shareholders through a share buy-back program as well as reduce debt and fund investments in growth opportunities for the company."

**Key division highlights, reflecting results over the first quarter:**

Health: Overall flat organic revenue growth as strong growth at Ovid, Clinical Solutions and in the core Pharma Solutions unit was offset by timing differences in wholesaler orders at Professional and Education and the impact of price compression on contracts at Healthcare Analytics which were renewed in 2006.

Corporate & Financial Services: Significant organic revenue growth of over 8%, with strong performance from the Corporate Legal Services unit and good growth for core lending and deposit product lines within the Financial Services unit.

Tax, Accounting & Legal: Revenues increased 11% driven largely by acquisitions, with organic revenue growth of 1% reflecting continued strong growth in Tax and Accounting U.S. and Canada, offset by timing differences in the publishing schedule at Law & Business U.S. compared with 2006.

---

[1] First-quarter 2007 results reflect the Education division as discontinued operations following the March 26, 2007, announcement of its sale. 2006 results have been restated accordingly.

Wolters Kluwer

Legal, Tax & Regulatory Europe: Strong organic revenue growth of 5% reflecting good performance in most countries as well as the timing of a key French trade show in March 2007 compared to April 2006. The division experienced double-digit online growth, most notably in Italy, Spain, Central Europe, and Belgium.

**Reiteration of outlook for 2007 (continuing operations and in constant currencies[2]):**

| Key Performance Indicators | 2007 |
|---|---|
| Organic revenue growth | 4% |
| Ordinary EBITA margin | 19-20% |
| Cash conversion ratio (CAR) | 95-105% |
| Free cash flow | ±€425 million |
| Return on invested capital[3] | ≥ WACC [4] |
| Ordinary diluted EPS | €1.45-€1.50 |

| Guidance per division | 2007 organic revenue growth |
|---|---|
| Health | 2-3% |
| Corporate & Financial Services | 5-7% |
| Tax, Accounting & Legal | 4-6% |
| Legal, Tax & Regulatory Europe | 2-4% |

**2007 guidance**
Cost savings: It is expected that cost savings will achieve a run-rate of €160 million.
Phasing: It is anticipated that organic revenue growth will accelerate in the second half of 2007, as was the case in 2006 and prior years.

**Outlook beyond 2007[2]**

| Key Performance Indicators | Beyond 2007 |
|---|---|
| Organic revenue growth | 4-5% |
| Operating margins (ordinary EBITA margin) | Continuous improvement |
| Ordinary diluted EPS | Double-digit growth |
| Return on invested capital[3] | > WACC [4] |
| Dividend policy | Progressive |
| Target net-debt-to-EBITDA ratio | Approximately 2.5x |

[2] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.
[3] After tax
[4] WACC (weighted average cost of capital) is currently 8% after tax

Wolters Kluwer

**Income statement figures**
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | | |
|---|---|---|---|---|
| | 2007 | 2006 | Change (%) | Change constant currency (%) |
| Revenues | 847 | 818 | 4 | 9 |
| Operating profit | 127 | 99 | 28 | |
| Operating profit margin (%) | 15 | 12 | | |
| Profit for the period from continuing operations | 84 | 65 | 30 | |
| Total profit for the period | 76 | 57 | 33 | |
| Basic EPS from continuing operations (€) | 0.27 | 0.21 | 29 | |
| Diluted EPS from continuing operations (€) | 0.27 | 0.21 | 29 | |
| Basic EPS (€) | 0.25 | 0.19 | 33 | |
| Diluted EPS (€) | 0.24 | 0.19 | 32 | |

**Other benchmark figures (continuing operations)** [5]
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | | |
|---|---|---|---|---|
| | 2007 | 2006 | Change (%) | Change constant currency (%) |
| Ordinary EBITA | 158 | 126 | 25 | 34 |
| Ordinary EBITA margin (%) | 19 | 15 | | |
| EBITA | 158 | 126 | 25 | 34 |
| EBITA margin (%) | 19 | 15 | | |
| Ordinary net income | 94 | 77 | 23 | 36 |
| Ordinary diluted EPS (€) | 0.30 | 0.25 | 22 | 35 |
| Ordinary diluted EPS in constant currencies (€) | 0.32 | 0.23 | | 35 |

**Non income statement benchmark figures (continuing operations)**
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | |
|---|---|---|---|
| | 2007 | 2006 | Change (%) |
| Cash conversion ratio (CAR) | 0.87 | 0.87 | |
| Free cash flow | 102 | 82 | 24 |
| Free cash flow per share (diluted, in euros) | 0.33 | 0.26 | 27 |
| Net debt[6] | 1,917 | 2,056 | (7) |
| Ultimo FTEs | 17,658 | 16,622 | 6 |

[5] Wherever used in this press release, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items consist of restructuring expenses relating to initiatives that followed the three-year plan of 2003-06. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of the base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.
[6] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents, and value of related derivative financial instruments.

## Financial Performance

### Revenues
In the first quarter of 2007, revenues were €847 million, up 4% compared to the previous year (€818 million) as a result of strong organic growth and the impact of acquisitions, partly offset by a weaker U.S. dollar. Organically, in constant currencies and excluding the impact of acquisitions and divestments, revenues increased by 3% (organic revenue growth first-quarter 2006: 1%), due mainly to the performance of the Corporate & Financial Services (CFS) and Legal, Tax & Regulatory Europe (LTRE) divisions. Organic revenue growth in LTRE also benefited from the phasing of a French trade show which was held in the first quarter of 2007 instead of the second quarter as was the case in 2006.

### Operating profit, profit for the period, EPS
First-quarter operating profit was €127 million, compared to €99 million in the prior year (an increase of 28%), reflecting revenue growth, the contribution of acquisitions, and increased cost savings. The operating profit margin was 15%, compared to 12% in the prior year.

Net financing costs in the first quarter increased to €29 million compared to €22 million in the previous year, reflecting the impact of higher interest rates and the redemption of the low-cost convertible bond in the fourth quarter of 2006.

The result on disposals of €9 million consists of the profit realized on the disposal of the 25.9% participation in Sdu Uitgevers bv.

The tax rate decreased from 24% in the prior year to 21% in the first quarter of 2007, mainly as a result of the tax-exempt sale of the shares of Sdu Uitgevers bv.

Profit from continuing operations for the first quarter was €84 million, up 30% compared to €65 million in the prior year, reflecting the increase of operating profit partly offset by higher financing costs.

Diluted EPS from continuing operations increased by 29% to €0.27 for the first quarter (first-quarter 2006: €0.21).

Income from discontinued operations (Education division) of €(8) million was equal to last year and reflects the seasonality of the business.

### Ordinary EBITA, ordinary net income, ordinary EPS
In the first quarter of 2007, ordinary EBITA was €158 million (ordinary EBITA margin 19%), compared to €126 million (ordinary EBITA margin 15%) in the prior year. The ordinary EBITA margin improved due to the strong revenue performance, acquisitions, and the increased benefits of cost savings.

The tax rate on ordinary income before tax was 27%, which is in line with the first quarter of 2006.

Ordinary net income in the first quarter increased to €94 million (up 23%), reflecting the increase in ordinary EBITA, partly offset by higher net finance costs.

Ordinary diluted EPS increased to €0.30 in the first quarter of 2007, up 22% from first-quarter 2006 (€0.25), reflecting the strong underlying performance of the business, partly offset by the weaker U.S. dollar. Ordinary diluted EPS in constant currencies amounted to €0.32, an increase of 35% compared to the prior year (€0.23).

### Balance sheet, cash flow
Free cash flow in the first quarter was €102 million, compared to €82 million in the same period of 2006, due to the increase of operating profit, which was partly offset by higher financing costs paid and corporate income tax.

Total equity of €1,259 million benefited from the profit for the period, partly offset by foreign exchange rate translation differences on foreign operations, when comparing the end of the quarter to December 31, 2006.

Net debt decreased from €2,050 million at December 31, 2006, to €1,917 million at March 31, 2007 (March 31, 2006: €2,056 million), due to the disposal of the participation in Sdu Uitgevers bv and the strong free cash flow in the first quarter of 2007.

**Division overview (continuing operations[7])**
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | |
|---|---|---|
| | 2007 | 2006 |
| Revenues | | |
| ▪ Health | 168 | 183 |
| ▪ Corporate & Financial Services | 135 | 135 |
| ▪ Tax, Accounting & Legal | 250 | 225 |
| ▪ Legal, Tax & Regulatory Europe | 294 | 275 |
| Total revenues | 847 | 818 |
| Operating profit | | |
| ▪ Health | (1) | 11 |
| ▪ Corporate & Financial Services | 35 | 25 |
| ▪ Tax, Accounting & Legal | 60 | 45 |
| ▪ Legal, Tax & Regulatory Europe | 41 | 27 |
| ▪ Corporate | (8) | (9) |
| Total operating profit | 127 | 99 |
| Ordinary EBITA | | |
| ▪ Health | 7 | 19 |
| ▪ Corporate & Financial Services | 38 | 27 |
| ▪ Tax, Accounting & Legal | 72 | 55 |
| ▪ Legal, Tax & Regulatory Europe | 49 | 34 |
| ▪ Corporate | (8) | (9) |
| Total ordinary EBITA | 158 | 126 |

[7] First-quarter 2006 figures for the TAL and LTRE divisions have been restated to reflect the transfer of the operations in the United Kingdom from LTRE to TAL. 2006 results of the Education division have been reclassified to discontinued operations.

**Health**
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | | |
|---|---|---|---|---|
| | 2007 | 2006 | Change (%) | Change constant currency (%) |
| Revenues | 168 | 183 | (8) | 0 |
| Operating profit | (1) | 11 | | |
| Ordinary EBITA | 7 | 19 | (62) | (58) |
| Ordinary EBITA margin (%) | 4 | 10 | | |
| Capital expenditure on fixed assets (CAPEX) | 7 | 2 | | |
| Ultimo FTEs | 2,583 | 2,604 | (1) | |

Division focus. Wolters Kluwer Health plays a leading role in driving medical excellence. Its products and services are used by professionals and organizations in almost every aspect of healthcare and across the world to advance knowledge and its application to improve patient care.

Health's revenues for the first quarter of 2007 were €168 million, flat in constant currencies, compared to the first quarter of 2006. Organic revenue growth was also flat. Strong growth at Ovid, Clinical Solutions, and in the core Pharma Solutions unit was offset by timing differences in wholesaler orders at Professional & Education (which are expected to balance out over the course of the year) and the impact of price compression on contracts at Healthcare Analytics which were renewed in 2006. Ordinary EBITA margin declined to 4% from 10% in the same period of 2006, reflecting increased investments in sales and marketing to support new products scheduled to launch in the second half of 2007, new data sets and increased royalty expenses. Operating margins for the full year 2007 are expected to be in line with 2006 levels of approximately 15%.

Pharma Solutions delivered good performance in its proprietary reprints, business intelligence, and medical communications businesses. In early April the unit appointed pharmaceutical industry veteran Mark Spiers as President and CEO of the Healthcare Analytics business.

Medical Research delivered a significant increase in Ovid online revenues, completed major software releases to enhance platform functionality, and increased the number of books available on Ovid, including more than 800 new titles. The unit also centralized product development, customer service, and sales support operations to strengthen customer focus.

Professional & Education's results in the first quarter reflect timing differences in wholesaler purchases which are expected to correct themselves during the remainder of 2007. The unit continued to see strong adoption of thePoint, its online web-based course and content management system. Professional & Education acquired *The Cancer Journal* and launched *Heart Insight*, a new consumer magazine in cooperation with the American Heart Association.

Clinical Solutions reported strong growth for the quarter, driven by strong results from Medi-Span, higher renewals and growth of the clinical decision support tools and referential products, and continued strong adoption of its ProVation documentation and coding solutions.

**Corporate & Financial Services (CFS)**

*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | | |
|---|---|---|---|---|
| | 2007 | 2006 | Change (%) | Change constant currency (%) |
| Revenues | 135 | 135 | 1 | 10 |
| Operating profit | 35 | 25 | 43 | |
| Ordinary EBITA | 38 | 27 | 41 | 54 |
| Ordinary EBITA margin (%) | 28 | 20 | | |
| Capital expenditure on fixed assets (CAPEX) | 8 | 5 | | |
| Ultimo FTEs | 3,233 | 3,153 | 3 | |

Division focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.

Corporate & Financial Services' revenues for the first quarter of 2007 were €135 million, representing a 10% increase over 2006 levels, in constant currencies. Organic revenue growth was over 8%, driven by double-digit growth at Corporate Legal Services and good performance for core lending and deposit product lines within Financial Services. Ordinary EBITA margin increased to 28% compared with 20% experienced in the same period for 2006, reflecting the contribution of revenue growth, timing differences of expenses, and the reduction of restructuring costs.

The Corporate Legal Services unit achieved double-digit organic growth and record revenues in the first quarter. Compliance and Governance completed a new design in preparation for their re-launch of CTAdvantage.com. Both Compliance and Governance and the UCC Solutions group reported solid results. The Litigation Solutions group saw significantly strengthened revenues for CaseVault over the previous year, due in part to strategic partnerships established with leading electronic data discovery providers, and CT TyMetrix reported solid sales of e-billing solutions. The Trademark Solutions group introduced new search functionality to its flagship CT Corsearch product during the quarter, making it the most comprehensive international screening search tool in the market.

The Financial Services unit delivered solid growth for the quarter. Continued contributions from its core banking and indirect lending product lines supported growth, and offset the negative effects of the slowdown in the U.S. housing market on volume for the unit's mortgage solutions. The Securities and Insurance group saw good growth performance driven by new product launches. The unit was also positively impacted by early financial contributions from its first-quarter acquisitions of Desert Document Services, a compliance provider to the wholesale mortgage market, and Banconsumer Service, Inc, a strong regional provider in auto lending compliance. Financial Services also announced key partnerships with Adobe, the Regulatory Counsel Group, and the Independent Community Bankers of America to grow its leading market positions.

**Tax, Accounting & Legal (TAL)**[8]
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | | |
|---|---|---|---|---|
| | 2007 | 2006 | Change (%) | Change constant currency (%) |
| Revenues | 250 | 225 | 11 | 19 |
| Operating profit | 60 | 45 | 32 | |
| Ordinary EBITA | 72 | 55 | 32 | 43 |
| Ordinary EBITA margin (%) | 29 | 24 | | |
| Capital expenditure on fixed assets (CAPEX) | 3 | 3 | | |
| Ultimo FTEs | 5,305 | 4,575 | 16 | |

Division focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in specialized key practice areas in the legal and business compliance markets.

Tax, Accounting & Legal's revenues for the first quarter of 2007 increased 19% in constant currencies, compared to first-quarter 2006, reflecting the contribution of the Small Firm Services (SFS) group, which consists of the ATX/Kleinrock and TaxWise businesses acquired in the second half of 2006. Organic revenue growth was 1%, driven by strong organic growth within the Tax and Accounting units in the U.S. and Canada, offset by the negative effects of timing differences in the publishing schedule at Law & Business. Ordinary EBITA margin was 29%, compared to 24% for the same period in 2006, mainly due to the strong seasonal contribution of the SFS group. TAL opened an office in India, extending its strong positions in the tax, accounting, and legal markets in the U.S., Canada, Asia Pacific, and Europe to India as a global integrated solutions provider.

Tax and Accounting U.S. delivered 5% organic revenue growth resulting from good performance in its core ProSystem *fx* Tax software product line and strong new sales of ProSystem *fx* Engagement software and training, ProSystem *fx* Document, and Scan software. In Canada, the *CCH Accountants' Suite* delivered positive results to support organic growth of 6% for this group. The SFS group saw success with its suite of new accounting and practice management products aimed at the small firm segment of the industry. The Tax and Accounting unit named Mike Sabbatis as President of its U.S. tax business.

Law & Business' first-quarter performance reflected the timing differences in the publishing schedule compared with 2006. Several new titles are scheduled for release in the second half of 2007, compared with 2006 when new products drove substantial growth in the first quarter. Contributing to first-quarter results was a strong close in the Legal Education spring textbook season, including the launch of new products such as *TeachingLaw.com*, a web-based research and writing course management system for law professors. The unit continued to enhance its *Internet Research NetWork* offerings, providing legal professionals with access to tax-related content from BNA. The U.K. continued its restructuring program with positive improvements in operating income compared with last year. The unit announced the appointment of Catherine Wolfe as CEO of the Wolters Kluwer U.K. business, which joined Law & Business on January 1.

[8] TAL's first-quarter 2006 figures have been restated to reflect the transfer of the operations in the United Kingdom to the TAL division from the LTRE division.

**Legal, Tax & Regulatory Europe (LTRE)[9]**
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | | |
|---|---|---|---|---|
| | 2007 | 2006 | Change (%) | Change constant currency (%) |
| Revenues | 294 | 275 | 7 | 7 |
| Operating profit | 41 | 27 | 52 | |
| Ordinary EBITA | 49 | 34 | 43 | 43 |
| Ordinary EBITA margin (%) | 17 | 12 | | |
| Capital expenditure on fixed assets (CAPEX) | 6 | 6 | | |
| Ultimo FTEs | 6,441 | 6,194 | 4 | |

Division focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, LTRE has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

Legal, Tax & Regulatory Europe demonstrated strong first-quarter revenue growth of 7% and solid organic revenue growth of 5% compared to first-quarter 2006, driven by increased electronic sales in Italy, Belgium, Spain, and Central Europe, and the timing of the French Pharmagora trade show in the first quarter of 2007 (compared to the second quarter of 2006). Ordinary EBITA margin improved to 17% compared to 12% in the prior year, reflecting revenue growth and the benefits of restructuring efforts. LTRE launched additional operational excellence initiatives including production supply chain and procurement optimization programs.

France reported strong growth for the first quarter, driven by the Pharmagora tradeshow, and introduced WK Portals, which merge public websites with subscription-based products for customer segments such as pharmacists and human resources professionals. Italy showed continued strong growth of its software and electronic products. Its new Centric online library for the legal segment, was well-received in the market. Spain showed improved sales in both software and publishing. Wolters Kluwer Portugal announced the acquisition of legal content from Jurinfor which will be migrated into the its online database. Strong online growth in Poland contributed to the positive performance in Central Eastern Europe. During the first quarter, Michael Koch was named CEO of Central Eastern Europe.

Kluwer in the Netherlands showed solid growth while Belgium delivered strong growth, particularly in its software and training businesses, such as the Mercatus online database for public tenders, as well as in publishing resulting from new legislation.

[9] LTRE's first-quarter 2006 figures have been restated to reflect the transfer of the operations in the United Kingdom from the LTRE division to the TAL division.

**Corporate**
*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | | |
|---|---|---|---|
| | 2007 | 2006 | Change (%) |
| Operating profit | (8) | (9) | (5) |
| Ordinary EBITA | (8) | (9) | (5) |
| Capital expenditure on fixed assets (CAPEX) | 0 | 0 | |
| Ultimo FTEs | 96 | 96 | 0 |

**Corporate developments**

**Sale of participation in Sdu Uitgevers bv**
On March 6, 2007, Wolters Kluwer announced that it reached an agreement with Sdu nv on the sale of its participation in Sdu Uitgevers bv. Wolters Kluwer acquired the 25.9% share interest in September 2004 as part of the sale of the ten Hagen & Stam publishing activities to Sdu Uitgevers. The sales price was €85 million. Wolters Kluwer had no operational involvement in Sdu Uitgevers bv.

**Sale of Education**
On March 26, 2007, the sale of Education to Bridgepoint Capital Limited was announced. The sales price is €774 million and the transaction is expected to be finalized by June 2007, subject to customary closing conditions including regulatory approvals. Wolters Kluwer expects to generate from this transaction a net book gain of between €550 and €600 million and net proceeds of between €625 and €675 million, after transaction costs, additional pension funding requirements, and tax.

In September 2006, Wolters Kluwer announced that it would explore strategic alternatives for the Education division. The company concluded that it was an opportune time to review alternatives for the Education business which would provide it with the best opportunities for future expansion and Wolters Kluwer's shareholders with enhanced value.

Related to this development, the Education division has been reclassified to discontinued operations.

**Share buy-back**
Wolters Kluwer intends to return approximately €475 million of the net proceeds from the sale of its Education division to shareholders through a share buy-back program. The remainder of the net proceeds will be used to reduce the company's debt level and to invest in activities which support the company's strategy to accelerate profitable growth. The share buy-back is likely to commence as soon as appropriate after closing of the sale of the Education division, and is expected to be completed in 2007.

**Dividend**
On April 20, 2007, the Annual General Meeting of Shareholders (AGM), held in Amsterdam, adopted the financial statements for 2006 and approved the proposed dividend of €0.58 (previous year €0.55) per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares, chargeable to the share premium reserve, or if preferred, the other reserves.

**Composition of the Executive Board**
Mr. Jack Lynch was appointed as new member of the Executive Board at the Annual General Meeting of Shareholders held on April 20, 2007. Mr. Lynch succeeds Mr. Jean-Marc Detailleur, who will retire from the Executive Board in May 2007. Mr. Lynch is responsible for global shared services, technology, business development, and the transport services business.

Wolters Kluwer

**Composition of the Supervisory Board**
Mr. B.F.J. Angelici was appointed as new member of the Supervisory Board at the Annual General Meeting of Shareholders held on April 20, 2007. Mr. Angelici's appointment is in connection with the retirement of Mr. Harry Pennings.

**Calendar**

| | |
|---|---|
| 2007 Half-year Results | August 1, 2007 |
| 2007 Third-quarter Results | November 7, 2007 |
| 2007 Full-year Results | February 27, 2008 |
| 2008 First-quarter results | May 7, 2008 |
| Publication of 2007 Annual Report | March 2008 |
| Annual General Meeting of Shareholders, Amsterdam | April 22, 2008 |

*Full overview available at www.wolterskluwer.com*

**About Wolters Kluwer**
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, and legal and regulatory sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

***Forward-looking Statements***
*This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.*

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com

Wolters Kluwer

**Consolidated Interim Financial Report**

This report has been prepared in accordance with IFRS. The data in this report is unaudited. The interim financial information that was presented for 2006 has been restated to reflect the presentation of the Education division as discontinued operations and the transfer of the operations in the United Kingdom from the LTRE division to the TAL division.

**Condensed consolidated income statement**

*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | |
|---|---|---|
| | 2007 | 2006 |
| **Revenues** | 847 | 818 |
| Cost of sales | 303 | 298 |
| Gross profit | 544 | 520 |
| Sales costs | 158 | 159 |
| General and administrative costs | | |
| ▪ General & administrative operating expenses | 228 | 235 |
| ▪ Amortization of publishing rights and impairments | 31 | 27 |
| Total operating expenses | 417 | 421 |
| **Operating profit** | 127 | 99 |
| Income from investments | 0 | 2 |
| Finance income | 6 | 9 |
| Finance costs | (35) | (31) |
| Results on disposals | 9 | 7 |
| Share of profit of associates | 0 | 0 |
| **Profit before tax** | **107** | **86** |
| Income tax expense | (23) | (21) |
| **Profit for the period from continuing operations** | **84** | **65** |
| Discontinued operations | (8) | (8) |
| **Total profit for the period** | 76 | 57 |
| Attributable to | | |
| ▪ Equity holders of the parent | 76 | 57 |
| ▪ Minority interests | 0 | 0 |
| Profit for the period | 76 | 57 |
| Basic EPS from continuing operations (€) | 0.27 | 0.21 |
| Diluted EPS from continuing operations(€) | 0.27 | 0.21 |
| Basic EPS (€) | 0.25 | 0.19 |
| Diluted EPS (€) | 0.24 | 0.19 |

Wolters Kluwer

**Condensed consolidated balance sheet**

*(All amounts are in millions of euros unless otherwise indicated)*

| | March 31, 2007 | | December 31, 2006 | | March 31, 2006 | |
|---|---|---|---|---|---|---|
| Intangible assets | 3,871 | | 3,933 | | 3,815 | |
| Property, plant and equipment | 155 | | 163 | | 180 | |
| Investments in associates | 17 | | 18 | | 20 | |
| Financial assets | 33 | | 113 | | 100 | |
| Deferred tax assets | 55 | | 56 | | 22 | |
| Non-current assets of discontinued operations | 105 | | 105 | | 105 | |
| Total non-current assets | | 4,236 | | 4,388 | | 4,242 |
| Inventories | 82 | | 72 | | 75 | |
| Trade and other receivables | 864 | | 940 | | 946 | |
| Income tax receivable | 1 | | 18 | | 25 | |
| Cash and cash equivalents | 101 | | 138 | | 177 | |
| Current assets of discontinued operations | 98 | | 97 | | 100 | |
| Total current assets | 1,146 | | 1,265 | | 1,323 | |
| Deferred income | 1,003 | | 975 | | 999 | |
| Trade and other payables | 316 | | 349 | | 331 | |
| Income tax payable | 12 | | 25 | | 18 | |
| Short-term provisions | 16 | | 21 | | 27 | |
| Borrowings and bank overdrafts | 793 | | 943 | | 825 | |
| Other current liabilities | 314 | | 437 | | 291 | |
| Current liabilities of discontinued operations | 62 | | 84 | | 68 | |
| Total current liabilities | 2,516 | | 2,834 | | 2,559 | |
| Working capital | | (1,370) | | (1,569) | | (1,236) |
| **Capital employed** | | **2,866** | | **2,819** | | **3,006** |
| Long-term debt | | 1,222 | | 1,232 | | 1,469 |
| Deferred tax liabilities | | 186 | | 185 | | 137 |
| Employee benefits | | 179 | | 183 | | 181 |
| Provisions | | 9 | | 10 | | 13 |
| Non-current liabilities of discontinued operations | | 11 | | 13 | | 15 |
| Total non-current liabilities | | 1,607 | | 1,623 | | 1,815 |
| Equity attributable to equity holders of the parent | | 1,257 | | 1,194 | | 1,190 |
| Minority interests | | 2 | | 2 | | 1 |
| Total equity | | 1,259 | | 1,196 | | 1,191 |
| **Total financing** | | **2,866** | | **2,819** | | **3,006** |

Wolters Kluwer

## Condensed consolidated cash flow statement

*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | |
|---|---|---|
| | 2007 | 2006 |
| **Cash flows from operating activities** | | |
| Operating profit | 127 | 99 |
| Amortization and depreciation | 50 | 48 |
| Autonomous movements in working capital | (17) | (22) |
| **Cash flow from operations** | 160 | 125 |
| | | |
| Paid financing costs | (38) | (25) |
| Paid corporate income tax | (6) | 4 |
| Appropriation of restructuring provisions | (4) | (13) |
| Share-based payments | 5 | 5 |
| Other | 3 | 2 |
| **Net cash from operating activities** | 120 | 98 |
| | | |
| **Cash flows from investing activities** | | |
| Net capital expenditure | (24) | (16) |
| Acquisition spending | (34) | (399) |
| Receipts from disposal of activities | 79 | 2 |
| Dividends received | 6 | 0 |
| Cash from derivatives | 0 | (6) |
| **Net cash from/(used for) investing activities** | 27 | (419) |
| | | |
| **Cash flows from financing activities** | | |
| Exercise share options | 1 | 2 |
| Redemption loans | (152) | (3) |
| New loans | - | 83 |
| Movements in bank overdrafts | 3 | 29 |
| Dividend payments | - | - |
| Repurchased shares | - | - |
| **Net cash from/(used for) financing activities** | (148) | 111 |
| | | |
| **Net cash from/(used for) continuing operations** | (1) | (210) |
| | | |
| **Cash flows from discontinued operations** | | |
| Net cash from/(used for) operating activities | (32) | (38) |
| Net cash from/(used for) investing activities | (2) | (1) |
| Net cash from/(used for) financing activities | 0 | 0 |
| **Net cash flow from/(used for) discontinued operations** | (34) | (39) |
| | | |
| **Net cash from/(used for) continuing and discontinued operations** | (35) | (249) |
| | | |
| Cash and cash equivalents at January 1 | 138 | 428 |
| Exchange differences on cash and cash equivalents | (2) | (2) |
| | 136 | 426 |
| | | |
| **Cash and cash equivalents at March 31** | **101** | **177** |

**Condensed consolidated statement of recognized income and expense**

*(All amounts are in millions of euros unless otherwise indicated)*

| | First quarter | |
|---|---|---|
| | 2007 | 2006 |
| Total profit for the period | 76 | 57 |
| Net exchange differences on translating foreign operations | (25) | (30) |
| Gains/(losses) on hedges of net investments in foreign operations | 2 | 13 |
| Gains/(losses) on cash flow hedges | 0 | - |
| Actuarial gains/(losses) on defined benefit plans | 6 | 65 |
| Tax on items taken directly to or transferred from equity | (2) | (20) |
| Net income recognized directly in equity | (19) | 28 |
| Total recognized income and expense for the period | 57 | 85 |
| Attributable to | | |
| • Equity holders of the parent | 57 | 85 |
| • Minority interest | 0 | 0 |
| | 57 | 85 |

**Condensed statement of the changes in equity**

*(All amounts are in millions of euros unless otherwise indicated)*

| | 2007 | | | 2006 |
|---|---|---|---|---|
| | Shareholders' equity | Minority interest | Total equity | Total equity |
| Balance at January 1 | 1,194 | 2 | 1,196 | 1,099 |
| Total recognized income and expense for the period | 57 | | 57 | 85 |
| Cash dividend | | | | - |
| Share-based payments | 5 | | 5 | 5 |
| Exercise of share options | 1 | | 1 | 2 |
| Repurchased shares | | | | - |
| **Position at March 31** | **1,257** | **2** | **1,259** | **1,191** |

## Selected Explanatory Notes

**Statement of compliance**
These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group at and for the year ended December 31, 2006.

**Accounting policies**
The consolidated financial information has been prepared in accordance with IFRS and its interpretations, including International Accounting Standards (IAS) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2006 Annual Report.

**Discontinued operations**
On March 26, 2007, Wolters Kluwer announced that the company had reached an agreement to sell its Education division. Based on IFRS 5, Wolters Kluwer has determined that the Education division meets the criteria for recognition as discontinued operations. IFRS 5 requires companies to report the financial information of discontinued operations separately from continuing operations. Consequently, the financial information of the Education division for 2007 has been presented separately under the caption "discontinued operations." The financial information for 2006 has been restated accordingly.

**Estimates**
The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements at and for the year ended December 31, 2006.

**Special items contained in the interim financial report**

*Seasonality*
Some of Wolters Kluwer's businesses are impacted by seasonal purchasing patterns. Revenues of the tax and regulatory businesses are strongest in the fourth and first quarters, in line with statutory (tax) filing requirements. The Health business also has strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professional markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

**Acquisitions and disposals**

*Acquisitions*
In the first quarter of 2007, no material acquisitions were completed. Total net acquisition spending in the first quarter of 2007 was €34 million, mainly consisting of payments for acquisitions made in previous years.

*Disposals*
On March 6, 2007, Wolters Kluwer announced the sale of its 25.9% participation in Sdu Uitgevers bv, the Hague, the Netherlands. Sale price for the transfer of ownership was €85 million, which includes a settlement for the dividend for the year 2006 of €6 million.

**Discontinued operations**
On March 26, 2007, Wolters Kluwer announced the sale of its Education division for a price of €774 million, subject to customary closing conditions, including regulatory approvals. The company expects to generate from this transaction a net book gain of between €550 and €600 million and net proceeds of between €625 and €675 million, after transaction costs, additional pension funding requirements, and tax.

**Education division**
*(all amounts are in millions of euros)*

| | First quarter 2007 | 2006 |
|---|---|---|
| Revenues | 40 | 36 |
| Expenses | (52) | (48) |
| Profit/(loss) before taxation | (12) | (12) |
| Income tax | 4 | 4 |
| Profit/(loss) for the period | (8) | (8) |

The gain from the sale will be recognized upon completion of the transaction, which is expected in the second quarter of 2007.

**Issuances, repurchases, and repayments of debt and equity securities, and dividends paid**
In the first quarter of 2007, no issuances, repurchases, and repayments of debt occurred. No dividends were paid.

Under the 2007-09 Long-Term Incentive Plan (LTIP), 1,230,940 shares were conditionally awarded to the Executive Board and other senior managers of the company in the first quarter of 2007. The expenses of this LTIP have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period.

Related to LTIPs 2005-07 and 2006-08, 100,800 shares were forfeited in the first quarter of 2007.

Under LTIP 2004-06, Wolters Kluwer reached the fourth position in the Total Shareholder Return ranking of its peer group of 16 companies. As a result, in the first quarter of 2007 the company released 125% of the conditional number of shares awarded in 2004 to the Executive Board and other senior managers of the company, which equals a total number of 1,461,875 shares. The company issued 461,875 new shares and released 1 million treasury shares.

In the first quarter of 2007, 1,415,750 share options were withdrawn and 72,000 share options were exercised, for a total value of €1 million that was received by the company.

On March 26, 2007, the company announced that it intends to return approximately €475 million of the net proceeds from the sale of the Education division to shareholders through a share buy-back program in 2007, and plans to use the remaining net proceeds to reduce debt and to fund investments in growth opportunities for the company.

**Reconciliation of benchmark figures (from continuing operations)**

*(All amounts are in millions of euros unless otherwise indicated)*

*Reconciliation between operating profit, EBITA, and ordinary EBITA*

| | First quarter 2007 | First quarter 2006 |
|---|---|---|
| Operating profit | 127 | 99 |
| Amortization of intangible fixed assets | 31 | 27 |
| EBITA | 158 | 126 |
| Exceptional restructuring expense | - | - |
| Ordinary EBITA | 158 | 126 |

*Reconciliation between profit for the period and ordinary net income*

| | First quarter 2007 | First quarter 2006 |
|---|---|---|
| Profit for the period attributable to the equity holders of the parent (A) | 84 | 65 |
| Amortization of intangible fixed assets | 31 | 27 |
| Tax on amortization | (12) | (10) |
| Results on disposals (after taxation) | (9) | (5) |
| Ordinary net income(B) | 94 | 77 |

*Reconciliation between cash flow from operating activities and free cash flow*

| | First quarter 2007 | First quarter 2006 |
|---|---|---|
| Net cash from operating activities | 120 | 98 |
| Net capital expenditure | (24) | (16) |
| Dividends received | 6 | 0 |
| Free cash flow (C) | 102 | 82 |

*Reconciliation between cash flow from operations and the cash conversion ratio (CAR)*

| | First quarter 2007 | First quarter 2006 |
|---|---|---|
| Cash flow from operations | 160 | 125 |
| Net capital expenditure | (24) | (16) |
| Ordinary EBITA | 158 | 126 |
| CAR (Cash flow from operations minus net capital expenditure divided by ordinary EBITA) | 0.87 | 0.87 |

Wolters Kluwer

*Earnings per share (EPS) calculations*

| | First quarter | |
|---|---|---|
| | 2007 | 2006 |
| *In euros unless otherwise indicated* | | |
| Weighted average number of shares (D) | 306.3 | 304.4 |
| Diluted weighted average number of shares (E) | 310.7 | 319.5 |
| Correction to income of convertible bond (net of taxes) on assumed conversion (F) | - | 2 |
| Ordinary EPS (B/D) | 0.31 | 0.25 |
| Ordinary diluted EPS (minimum of ordinary EPS and [(B+F)/E]) | 0.30 | 0.25 |
| Ordinary diluted EPS in constant currencies | 0.32 | 0.23 |
| Basic EPS from continuing operations (A/D) | 0.27 | 0.21 |
| Diluted EPS from continuing operations (minimum of EPS and [(A+F)/E]) | 0.27 | 0.21 |
| Free cash flow per share (C/D) | 0.33 | 0.27 |
| Diluted free cash flow per share (minimum of free cash flow per share and [(C+F)/E]) | 0.33 | 0.26 |

Wolters Kluwer

**Health**

| | | First quarter | | Change *(in millions)* | | | |
|---|---|---|---|---|---|---|---|
| | | 2007 | 2006 | Organic | Acquisition/ Divestment | Currency | Total |
| *In millions* | | | | | | | |
| Revenues | EUR | 168 | 183 | 0 | 0 | (15) | (15) |
| Ordinary EBITA | EUR | 7 | 19 | (11) | 0 | (1) | (12) |
| Revenues | USD | 220 | 220 | 0 | 0 | 0 | 0 |
| Ordinary EBITA | USD | 9 | 23 | (14) | 0 | 0 | (14) |
| Ordinary EBITA margin (%) | | 4 | 10 | | | | |

**Corporate & Financial Services (CFS)**

| | | First quarter | | Change *(in millions)* | | | |
|---|---|---|---|---|---|---|---|
| | | 2007 | 2006 | Organic | Acquisition/ Divestment | Currency | Total |
| *In millions* | | | | | | | |
| Revenues | EUR | 135 | 135 | 11 | 1 | (12) | 0 |
| Ordinary EBITA | EUR | 38 | 27 | 14 | 1 | (4) | 11 |
| Revenues | USD | 177 | 161 | 14 | 2 | 0 | 16 |
| Ordinary EBITA | USD | 50 | 32 | 17 | 1 | 0 | 18 |
| Ordinary EBITA margin (%) | | 28 | 20 | | | | |

**Tax, Accounting & Legal (TAL)**

| | | First quarter | | Change *(in millions)* | | | |
|---|---|---|---|---|---|---|---|
| | | 2007 | 2006 | Organic | Acquisition/ Divestment | Currency | Total |
| *In millions* | | | | | | | |
| Revenues | EUR | 250 | 225 | 3 | 40 | (18) | 25 |
| Ordinary EBITA | EUR | 72 | 55 | 2 | 21 | (6) | 17 |
| Revenues | USD | 328 | 270 | 3 | 49 | 6 | 58 |
| Ordinary EBITA | USD | 94 | 66 | 3 | 25 | 0 | 28 |
| Ordinary EBITA margin (%) | | 29 | 24 | | | | |

**Legal, Tax & Regulatory Europe (LTRE)**

| | | First quarter | | Change *(in millions)* | | | |
|---|---|---|---|---|---|---|---|
| | | 2007 | 2006 | Organic | Acquisition/ Divestment | Currency | Total |
| *In millions* | | | | | | | |
| Revenues | EUR | 294 | 275 | 14 | 5 | 0 | 19 |
| Ordinary EBITA | EUR | 49 | 34 | 14 | 1 | 0 | 15 |
| Ordinary EBITA margin (%) | | 17 | 12 | | | | |



END